Exhibit 99.1

Harry Winston Diamond Corporation Receives All Required Regulatory Approvals for the Sale of its Luxury Brand Segment

TORONTO, March 21, 2013 /CNW/ - Harry Winston Diamond Corporation (TSX:HW) (NYSE:HWD) (the "Company") announced today that it has now received all required regulatory approvals to the Company's proposed sale of its luxury brand diamond jewelry and timepiece division, Harry Winston, Inc., to The Swatch Group Ltd. (the "Transaction"). The Company now expects that closing of the Transaction will occur on or about March 26, 2013. As previously announced, the Company will, in connection with the closing of the Transaction, change its name to Dominion Diamond Corporation.

Cautionary Statement on Forward-Looking Information

This news release contains statements that constitute "forward-looking statements" and/or "forward-looking information" within the meaning of Canadian and United States securities laws (the "forward-looking information") relating to the proposed sale of the luxury brand diamond jewelry and timepiece division of the Company. Such forward-looking information is subject to important risks, uncertainties and assumptions, including risks relating to the timing of, and ability to satisfy, the remaining conditions to closing. The results or events predicted in forward-looking information may differ materially from actual results or events. As a result, readers are cautioned not to place undue reliance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retailing segments of the diamond industry. The Company supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine. The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Tokyo, Hong Kong and Beverly Hills.

SOURCE: Harry Winston Diamond Corporation

%CIK: 0000841071

For further information:

For more information, please visit www.harrywinston.com. or for investor information, visit http://investor.harrywinston.com.

Contacts:
Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720970762
rchetwode@harrywinston.com

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 06:30e 21-MAR-13